Exhibit 99.2

Rapid Antidepressant Effects of Inhaled GH001 in Treatment-Resistant Depression: Results from a Phase 2b, Double-Blind, Randomized Controlled Trial with 6-Month Follow-Up

Authors: Lisa Harding1,2*, Bernhard T. Baune3.4.5, Brian Brennan6, Narcís Cardoner7, Rosa Maria Dueñas Herrero8, David Gregory6, Luboš Janů9, John R. Kelly10,11, Shane J. McInerney12, Alexander Nawka13, Tomáš Páleníček14, Víctor Pérez Sola15,16,17,18, Andreas Reif19,20, Fiona Ryan6, Claire Sweeney6, Michael E. Thase21,22, Madhukar H. Trivedi23, Velichka Valcheva6, Eduard Vieta24, Wiesław J. Cubała25

Affiliations: 1Mood Institute, Connecticut, USA. 2Yale Department of Psychiatry, Yale University, Connecticut, USA. 3Department of Psychiatry, University of Münster, Germany. 4Department of Psychiatry, University of Melbourne, Australia. 5The Florey Institute of Neuroscience and Mental Health, Parkville, Australia. 6GH Research, Dublin, Ireland. 7Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM Barcelona, Spain. 8Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain. 9A-Shine SRO, Pilsen, Czechia. 10Psychedelic Research Group: Trinity College Dublin and Tallaght University Hospital. 11Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland. 12Department of Psychiatry, University of Galway, Galway, Ireland. 13Institut Neuropsychiatrické Péče, Praha, Czechia. 14Psyon s.r.o., Prague, Czechia. 15Mental Health Institute, Hospital del Mar, Barcelona, Spain. 16Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain. 17Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain. 18Centre for Biomedical Research in Mental Health (CIBERSAM), Madrid, Spain. 19Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany. 20Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596 Frankfurt am Main, Germany. 21Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA. 22Corporal Michael J Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA. 23Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA. 24Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain. 25Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk.

*Presenting Author: Lisa Harding, Mood Institute, Connecticut, USA. Yale Department of Psychiatry, Yale University, Connecticut, USA.

Email: Lisa.Harding@depressionmd.com

Background: Treatment-resistant depression (TRD) represents a particularly challenging form of major depressive disorder (MDD), defined by an inadequate response to at least two antidepressants given at adequate dose and duration within the current depressive episode. TRD affects nearly one- third of individuals with MDD and is consistently linked to greater psychiatric and medical comorbidity, increased rates of hospitalization, elevated suicide risk, and a significantly reduced quality of life compared to non-resistant depression. There are currently only two pharmacotherapies approved for TRD in the United States (esketamine and olanzapine-fluoxetine combination) highlighting the significant unmet need for fast-acting, effective, and safe treatments. Mebufotenin (5-methoxy-N,N- dimethyltryptamine [5-MeO-DMT]) is a highly potent naturally occurring psychoactive substance from the tryptamine class which acts as a non-selective serotonin (5-HT) agonist with the highest affinity for the 5-HT1A receptor subtype. Evidence from early-phase trials suggest that GH001, a synthetic form of mebufotenin for pulmonary inhalation, is well tolerated in healthy volunteers and patients with TRD and may induce rapid improvements in depressive symptoms.

Methods: This Phase 2b multicenter trial assessed the efficacy and safety of GH001 in patients with TRD (NCT05800860). Part 1 was a 7-day, randomized, double-blind, placebo-controlled part where patients were randomized in a 1:1 ratio to receive GH001 or placebo. Part 2 was a 6-month open-label extension (OLE) where up to five GH001 re-treatments were administered, based on the patients Montgomery–Åsberg Depression Rating Scale (MADRS) scores, and the safety and tolerability of the previous dose(s). On Day 8 of Part 1, all patients directly transitioned to Part 2. In both parts, GH001 (or placebo in Part 1) was administered as an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12 and 18 mg, or placebo) administered on a single dosing day with a 1- hour interval between doses. The criteria for administration of the second and third doses in the IDR were based on the patient’s subjectively reported psychoactive effects (PsE), and the safety and tolerability at the previous dose level, according to the trial physician’s judgement. This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard-of-care, but without any planned psychotherapeutic intervention before, during, or after dosing. Patients attended regular scheduled visits during the OLE. The primary endpoint of this trial was the mean change in MADRS from baseline to Day 8, assessed by an independent blinded rater. Patients aged 18-64 with a Hamilton Depression Rating Scale total score ≥20 at screening and baseline, and nonresponse (≤25% improvement) to ≥2 and ≤5 oral antidepressant treatments started during the current major depressive episode, were eligible to enroll in this trial.

Results: A total of 81 patients with TRD were enrolled in Part 1 with 40 patients randomized to GH001 and 41 randomized to placebo. Change in MADRS total score from baseline to Day 8 was significantly greater with GH001 versus placebo (least squares mean difference [standard error], -15.5 [1.7]; P<0.0001) with an effect size (Cohen’s d) of -2.0. Statistically significant reductions were also observed in the GH001 group at 2 hours post-dose and on Day 2. On Day 8, remission (MADRS total score ≤10) was achieved in 57.5% of patients in the GH001 group versus 0% in the placebo group (P<0.0001). Of the 63 patients who completed Part 2, 73.0% (n=46) were in remission at 6 months and this was achieved with a mean of four treatments, with 63.5% (n=40) of patients requiring 1-4 treatments in 6 months. The median duration of PsE across all doses and treatment visits was 11 minutes. Inhalation of GH001 was well tolerated, and most adverse events (AEs) were mild or moderate with no treatment- related serious AEs (SAEs). One treatment-emergent SAE (preferred term migraine) occurred during the OLE and was deemed unrelated to treatment. Over the 6-month duration of the trial, lower rates of suicidal ideation compared to baseline were observed at each timepoint assessed with no treatment- emergent events of suicidal intent or suicidal behavior. At 99.0% (285/288) of treatment visits, patients were considered to be discharge ready at 1-hour post-dose on the dosing day.

Conclusion:

GH001 treatment was well tolerated and demonstrated rapid and significant improvements in depressive symptoms in patients with TRD. Data from Part 2 suggest that GH001 can maintain long-term remission in TRD, with 73.0% of patients who completed the OLE in remission at 6 months with infrequent retreatments. The brevity of the PsE, along with rapid symptomatic improvement, and favorable safety profile may align with patient and provider preferences and permit scalable clinical use. These results support the evaluation of GH001 in larger populations in Phase 3 trials.